Exhibit 2.5

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A), dated August 29, 2024, should be read in conjunction with the interim consolidated financial statements of Canadian Western Bank (CWB) for the periods ended July 31, 2024, available on SEDAR at www.sedarplus.ca and on CWB’s website at www.cwb.com.

The interim consolidated financial statements have been prepared under International Accounting Standard 34 Interim Financial Reporting in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in Canadian dollars.

Forward-looking Statements

From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved.

A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including housing and commercial real estate market conditions and household and business indebtedness, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, legislative and regulatory developments, changes in supervisory expectations or requirements for capital, interest rate and liquidity management, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, the expected timing of completion of the transaction pursuant to which National Bank of Canada (NBC) proposes to acquire all of the issued and outstanding CWB common shares by way of a share exchange, and the conditions precedent to the closing of the NBC transaction (including the required approvals); that the transaction will be completed on the terms currently contemplated; assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as of the date hereof; and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about these factors can be found in the Risk Management section of our 2023 Annual MD&A and in the Risks Related to the NBC transaction section of our Management Proxy Circular for the special meeting of CWB common shareholders to be held on September 3, 2024. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Outlook and Allowance for Credit Losses sections of this MD&A and our 2023 Annual MD&A.

Non-GAAP Measures

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non-GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies and are disclosed in compliance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure.

CWB 2024 Third Quarter Report

Management’s Discussion and Analysis

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

●	Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax costs directly associated with the NBC transaction, amortization of acquisition-related intangible assets, a reorganization of our operations, and acquisition and integration costs. Non-recurring reorganization costs were incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions.

●	Adjusted common shareholders’ net income – total common shareholders’ net income, excluding the costs directly associated with the NBC transaction, amortization of acquisition-related intangible assets, organizational redesign initiatives, and acquisition and integration costs, net of tax.

●	Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

	For the three months ended			Change from	For the nine months ended		Change from
(unaudited) (thousands)	July 31 2024	April 30 2024	July 31 2023	July 31 2023	July 31 2024	July 31 2023	July 31 2023
Non-interest expenses	$177,700	$151,912	$148,078	20%	$475,239	$443,683	7%
Adjustments (before tax):
NBC transaction costs	(19,772)	-	-	100	(19,772)	-	100
Amortization of acquisition-related intangible assets	(1,728)	(1,728)	(1,749)	(1)	(5,184)	(6,762)	(23)
Non-recurring reorganization costs	(543)	(785)	-	100	(2,530)	-	100
Acquisition and integration costs	-	-	(36)	(100)	-	(601)	(100)
Adjusted non-interest expenses	$155,657	$149,399	$146,293	6%	$447,753	$436,320	3%
Common shareholders’ net income	$41,407	$76,359	$83,068	(50)%	$205,687	$247,471	(17)%
Adjustments (after-tax):
NBC transaction costs (1)	14,696	-	-	100	14,696	-	100
Amortization of acquisition-related intangible assets (2)	1,268	1,268	1,282	(1)	3,804	5,228	(27)
Non-recurring reorganization costs (3)	404	583	-	100	1,881	-	100
Acquisition and integration costs (4)	-	-	27	(100)	-	451	(100)
Adjusted common shareholders’ net income	$57,775	$78,210	$84,377	(32)%	$226,068	$253,150	(11)%
Total revenue	$298,469	$285,922	$283,506	5%	$874,382	$820,811	7%
Less:
Adjusted non-interest expenses (see above)	155,657	149,399	146,293	6	447,753	436,320	3
Pre-tax, pre-provision income	$142,812	$136,523	$137,213	4%	$426,629	$384,491	11%

(1)	Net of income tax of $5,076 for the three months ended July 31, 2024 (Q2 2024 – $nil, Q3 2023 – $nil) and $5,076 for the nine months ended July 31, 2024 (Q3 2023 – $nil).

(2)	Net of income tax of $460 for the three months ended July 31, 2024 (Q2 2024 – $460, Q3 2023 – $467) and $1,380 for the nine months ended July 31, 2024 (Q3 2023 – $1,534).

(3)	Net of income tax of $139 for the three months ended July 31, 2024 (Q2 2024 – $202, Q3 2023 – $nil) and $649 for the nine months ended July 31, 2024 (Q3 2023 – $nil).

(4)	Net of income tax of $nil for the three months ended July 31, 2024 (Q2 2024 – $nil, Q3 2023 – $9) and $nil for the nine months ended July 31, 2024 (Q3 2023 – $150).

CWB 2024 Third Quarter Report	2

Management’s Discussion and Analysis

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

●	Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders’ net income.

●	Adjusted return on common shareholders’ equity – annualized adjusted common shareholders’ net income divided by average common shareholders’ equity, which is total shareholders’ equity excluding preferred shares and limited recourse capital notes.

●	Efficiency ratio – adjusted non-interest expenses divided by total revenue.

●	Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

●	Return on assets – annualized common shareholders’ net income divided by average total assets.

●	Net interest margin – annualized net interest income divided by average total assets.

●	Return on common shareholders’ equity – annualized common shareholders’ net income divided by average common shareholders’ equity.

●	Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.

●	Book value per common share – total common shareholders’ equity divided by total common shares outstanding.

●	Franchise deposits (formerly referred to as branch-raised deposits) – total deposits excluding broker term and capital market deposits.

●	Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded.

●	Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans.

●	Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans.

●	Average balances – average daily balances.

CWB 2024 Third Quarter Report	3

Management’s Discussion and Analysis

Outlook

Economic Conditions

Growth of the Canadian economy has been muted but is anticipated to increase through 2025. While inflation remains elevated, it continues to gradually decline and is anticipated to return to the Bank of Canada’s target level in fiscal 2025. On the assumption that inflation continues to gradually decline, we expect further policy interest rate reductions in the latter part of the year and continuing into 2025.

Fourth Quarter and Annual 2024 Financial Performance Expectations

Metric	Q4 2024 expectations	Fiscal 2024 full year expectations
Loan growth	Approximately 1%	Approximately 2%
Franchise deposit growth	Approximately flat	Approximately 1%
Operating leverage	Approximately neutral	Positive
Adjusted earnings per common share	$0.86 to $0.91	$3.20 to $3.25

Our teams remain focused on delivering differentiated client service and profitable growth. We expect continued sequential loan growth in the final quarter of the year within our disciplined risk appetite and risk adjusted pricing framework, with funding costs optimized using our broad range of channels. We now expect franchise deposit growth to remain approximately flat for the fourth quarter.

We expect continued expansion of our net interest margin in the fourth quarter of the year driven by the continued improvement in loan growth targeted to optimize risk-adjusted returns and a continued focus on funding optimization.

The sustained impact of higher interest rates in the current economic environment is expected to continue to result in elevated borrower default rates and impaired loan formations over the remainder of the year. Despite the unusually large provision for credit losses in the third quarter, our prudent lending approach supports our expectation that our provision for credit losses will trend back towards our normal historical range in the fourth quarter.

Based on the outcome of the economic and financial assumptions described above and presuming no significant adverse shift in the macroeconomic environment, we expect adjusted earnings per common share in a range of $3.20 to $3.25 on an annual basis.

NBC Transaction

On June 11, 2024, we announced that we entered into a definitive agreement where NBC proposed to acquire all of the issued and outstanding common shares of CWB through a share exchange. As part of the transaction, CWB Shareholders will be entitled to receive 0.450 of a NBC common share for each CWB common share held as of the date of closing.

This transaction will bring together two complementary Canadian banks with growing businesses, enabling the united bank to enhance services to its customers by offering a comprehensive product and service platform at national scale, with a regionally focused service model. CWB’s current retail customers will benefit from a larger product offering and digital platform, our small business clients will be able to utilize NBC’s cash and risk management solutions, and our commercial clients will benefit from access to NBC’s leading capital markets franchise.

The transaction is subject to approval by CWB shareholders and receipt of required regulatory approvals as conditions to close the transaction, which is expected to occur in 2025. We expect that there will be a period of planning and preparation for a transition period following closing to effectively integrate our operations into NBC. We remain committed to meeting our clients’ banking needs during this time.

We have incurred and expect to continue to incur costs directly associated with this potential transaction. These costs are not indicative of our underlying operating performance and therefore are excluded in the calculation of our non-GAAP measures. Refer to definitions and details provided on pages 6 and 7.

CWB 2024 Third Quarter Report	4

Management’s Discussion and Analysis

Financial Performance

Net Income and Profitability Ratios

Q3 2024 vs. Q3 2023

Common shareholders’ net income of $41 million and diluted earnings per common share of $0.43 both decreased 50% compared to the same quarter last year. Adjusted common shareholders’ net income of $58 million and adjusted earnings per common share of $0.60 both decreased 32%, primarily driven by an increase in the provision for credit losses on impaired loans and costs incurred directly associated with the potential NBC transaction. Pre-tax, pre-provision income of $143 million increased 4%. Total revenue increased 5% primarily due to a 10% increase in non-interest income and a 5% increase in net interest income, which was driven by a 12 basis point increase in net interest margin. Non-interest expenses were up 20% and included $20 million of professional fees and employee compensation directly associated with the potential NBC transaction. Adjusted non-interest expenses were up 6%. The provision for credit losses on total loans as a percentage of average loans represented 59 basis points this quarter and was 43 basis points higher than the same quarter last year. The increase in our provision for credit losses was primarily due to a 47 basis point increase in our impaired loan provision. Our current quarter provision for credit losses on impaired loans represented 57 basis points of average loans, reflecting increased borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly for two impaired loans this quarter. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures.

Q3 2024 vs. Q2 2024

On a sequential quarter basis common shareholders’ net income and diluted earnings per common share both decreased 46%. Adjusted common shareholders’ net income and adjusted earnings per common share were both down 26%. Pre-tax, pre-provision income increased 5%. Total revenue increased 4%, as a 6% increase in net interest income, supported by a nine basis point expansion in net interest margin, more than offset a 4% reduction in non-interest income. Non-interest expenses were up 17%, excluding the impact of the NBC transaction, adjusted non-interest expenses were up 4%. The provision for credit losses on total loans as a percentage of average loans was 33 basis points higher than last quarter, reflecting a 33 basis point increase in the impaired loan provision. A two basis point provision for credit losses on performing loans as a percentage of average loans was consistent with the prior quarter.

YTD 2024 vs. YTD 2023

Common shareholders’ net income of $206 million and diluted earnings per common share of $2.13 both declined 17% from the prior year. Adjusted common shareholders’ net income of $226 million and adjusted earnings per common share of $2.34 were both down 11%. Pre-tax, pre-provision income of $427 million increased 11%. Total revenue grew 7%, reflective of a 7% increase in net interest income and a 6% increase in non-interest income. Non-interest expenses were up 7%, or 3% on an adjusted basis, and operating leverage was positive 3.9%. The total provision for credit losses as a percentage of average loans of 35 basis points was 29 basis points higher than the prior year, due to a 30 basis point increase in the impaired loan provision, partially offset by a one basis point decrease in the performing loan provision. The prior year impaired loan provision of three basis points reflected the reversal of a previously impaired loan write-off recognized in the first quarter last year.

ROE and ROA

ROE of 4.5% and adjusted ROE of 6.3% decreased 530 basis points and 370 basis points, respectively, compared to the same quarter last year. Compared to last quarter, ROE and adjusted ROE decreased 420 basis points and 260 basis points, respectively. On a year-to-date basis, ROE of 7.7% and adjusted ROE of 8.4% decreased 230 basis points and 190 basis points, respectively. Lower adjusted ROE in all periods, reflected an increase common shareholders’ equity and a decline in common shareholders’ net income, primarily due to an increase in our provision for credit losses on impaired loans. Lower unadjusted ROE also reflected costs incurred directly related to the potential NBC transaction.

The third quarter return on assets (ROA) of 0.39% was 39 basis points lower than the same quarter last year and 35 basis points lower compared to last quarter. On a year-to-date basis ROA of 0.65% was 14 basis points lower than the prior year. Lower ROA in all periods primarily reflects lower common shareholders’ net income, partially offset by lower average assets.

CWB 2024 Third Quarter Report	5

Management’s Discussion and Analysis

Total Revenue

Third quarter total revenue of $298 million increased 5% from the same quarter last year and 4% compared to the prior quarter. On a year-to-date basis, total revenue of $874 million increased 7% from last year.

Net Interest Income

Q3 2024 vs. Q3 2023, YTD 2024 vs. YTD 2023

Net interest income of $264 million increased 5% compared to the same quarter last year, primarily due to a 12 basis point increase in net interest margin. On a year-to-date basis, net interest income of $773 million increased 7% from the prior year, primarily due to an 11 basis point increase in net interest margin. The increase in net interest margin in both periods primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Q3 2024 vs. Q2 2024

Net interest income increased 6% sequentially, primarily reflecting a nine basis point increase in net interest margin and two additional interest-earning days. The increase in net interest margin primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs. We also benefited from a more favourable asset mix reflective of loan growth that was targeted to optimize risk-adjusted returns and lower average liquidity.

Non-interest Income

Q3 2024 vs. Q3 2023

Non-interest income of $35 million increased 10% compared to the same quarter last year, primarily due to the combined impacts of higher foreign exchange income and higher wealth management fees.

Q3 2024 vs. Q2 2024

Non-interest income decreased 4% sequentially, as the combined impacts of reductions in the fair value of select debt securities and lower foreign exchange income were partially offset by higher credit-related and wealth management fees.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest income of $102 million increased 6%, primarily due to higher foreign exchange income, higher wealth management, credit related and CWB Trust service fees, partially offset by a reduction in the fair value of our derivative contracts used to manage foreign exchange risk recognized in the first quarter of this year.

Non-interest Expenses

Q3 2024 vs. Q3 2023

Non-interest expenses of $178 million increased 20% compared to the same quarter last year and included $20 million of professional fees and employee compensation directly associated with the potential NBC transaction. Adjusted non-interest expenses were up 6%, primarily due to higher expenses associated with the opening of our new Toronto financial district and Kitchener banking centres, higher regulatory costs, reflecting an increase in deposit insurance costs, and the investment in our digital capabilities. Higher non-interest expenses were partially offset by lower people costs associated with a temporary reduction in our overall staffing levels following the reorganization activities that concluded earlier this year.

Q3 2024 vs. Q2 2024

Non-interest expenses were up 17% sequentially. Adjusted non-interest expenses increased 4%, primarily due to higher regulatory and employee compensation costs.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest expenses of $475 million were up 7% and 3% on an adjusted basis as the impact of our new Toronto financial district and Kitchener banking centres, our new commercial digital and cash management platform and continued investment in our overall digital capabilities, were offset by lower people costs.

CWB 2024 Third Quarter Report	6

Management’s Discussion and Analysis

Efficiency ratio and operating leverage

The third quarter efficiency ratio of 52.2% increased 60 basis points from the same quarter last year and decreased 10 basis points from last quarter. Compared to the same quarter last year, a higher efficiency ratio primarily reflects higher growth of non-interest expenses compared to revenue, which continues to increase with the gradual increase in loan growth. Current quarter operating leverage of negative 1.1%, compared to negative 0.6% in the same quarter last year and positive 5.9% last quarter. Compared to last quarter, the decline in operating leverage primarily reflects higher non-interest expenses.

On a year-to-date basis, the efficiency ratio of 51.2% and positive operating leverage of 3.9% declined 200 basis points and increased 800 basis points, respectively, reflecting the combination of an expanding net interest margin and our prudent expense management.

Income Taxes

The third quarter effective tax rate of 26.2% was up 20 basis points from last year and 150 basis points from last quarter. Compared to last quarter, the higher effective tax rate was primarily due to the impacts of one-time adjustments arising from the completion of our 2023 tax filing in the prior quarter. On a year-to-date basis, the effective tax rate of 25.4% was down 60 basis points compared to the prior year, primarily reflecting the impacts of one-time adjustments recorded in the second quarter of this year, partially offset by the full year-to-date impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), net of tax.

Q3 2024 vs. Q3 2023

Comprehensive income of $179 million was up $123 million from the prior year, reflective of a $163 million increase in OCI, partially offset by a $41 million decrease in net income. Higher OCI was primarily driven by fair value gains associated with our derivatives designated as cash flow hedges ($128 million) and our debt securities measured at fair value through other comprehensive income (FVOCI) ($36 million).

Q3 2024 vs. Q2 2024

Compared to the prior quarter, comprehensive income was up $137 million, reflective of a $172 million increase in OCI, partially offset by a $35 million decrease in net income. Higher OCI was primarily driven by fair value gains associated with our derivatives designated as cash flow hedges ($126 million) and our debt securities measured at FVOCI ($46 million).

YTD 2024 vs. YTD 2023

Year-to-date comprehensive income of $386 million was up $101 million, primarily due to a $142 million increase in OCI, partially offset by a $41 million decrease in net income. Higher OCI was primarily driven by fair value gains associated with our derivatives designated as cash flow hedges ($115 million) and our debt securities measured at FVOCI ($17 million).

CWB 2024 Third Quarter Report	7

Management’s Discussion and Analysis

Balance Sheet

Total assets of $42.5 billion were relatively consistent with last year and up 1% from last quarter.

Cash and Securities

Our cash and securities portfolio is comprised of high-quality debt instruments and used exclusively for liquidity management purposes. Cash, securities and securities purchased under resale agreements totaled $4.3 billion, consistent with last year and up from $3.9 billion last quarter. Average balances of cash and securities for the three months ended July 31, 2024 were $4.1 billion, compared to $4.3 billion last year and $4.4 billion last quarter. Higher average liquidity in the prior quarter primarily reflected the full quarter impact of the $250 million subordinated debenture issued late in the first quarter of this year to replace the Series F Non-Viability Contingent Capital (NVCC) subordinated debenture, which was redeemed partway through the current quarter.

Consistent with our risk appetite, we continue to maintain a prudent liquidity position and conservative investment profile. Our liquidity management is based on an internal stressed cash flow model, with the level of liquid assets driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. The composition of our total liquid assets supports ongoing compliance with the OSFI Liquidity Adequacy Requirements (LAR) guideline and our own internal policies.

Net unrealized gains on cash and securities, before tax, recorded on the balance sheet totaled $11 million compared to unrealized losses of $99 million last year and $39 million last quarter. Our securities are primarily comprised of debt securities issued or guaranteed by federal and provincial governments used exclusively for liquidity and interest rate management purposes. Fluctuations in the value of securities are generally attributed to changes in interest rates driven by movement in market credit spreads and shifts in the interest rate curve. The elevated net unrealized losses on cash and securities in the prior year were primarily driven by a significant and rapid increase in market interest rates in the prior year. During the quarter and in line with our risk appetite and liquidity and interest rate management strategies, we realized nominal net gains and losses on security sales, consistent with last year and last quarter.

Loans

Total loans, excluding the allowance for credit losses, of $37.4 billion were consistent with last year and increased 1% ($0.3 billion) from last quarter. Our third quarter loan growth reflected our continued focus on optimizing risk-adjusted returns in the current economic environment.

		% of total as			Change from
(unaudited) (millions)	July 31 2024	at July 31 2024	April 30 2024	July 31 2023	July 31 2023

General commercial loans	$14,199	38%	$13,943	$13,578	5%
Personal loans and mortgages	7,002	19	7,059	7,105	(1)
Commercial mortgages	6,682	18	6,818	7,245	(8)
Equipment financing and leasing	5,908	16	5,770	5,765	2
Real estate project loans	3,130	8	3,029	3,249	(4)
Oil and gas production loans	519	1	555	453	15
Total loans outstanding(1)	$37,440	100%	$37,174	$37,395	-%

(1)	Total loans outstanding by lending sector exclude the allowance for credit losses.

Q3 2024 vs. Q3 2023

General commercial loans grew 5% on an annual basis, reflecting solid nationwide growth in our strategically targeted lending portfolio.

Personal loans and mortgages declined 1% compared to the prior year as strong new lending volumes in our broker originated uninsured mortgage portfolio, with prudent loan-to-values, were more than offset by scheduled paydowns and payouts and a decline in our participation in the National Housing Act Mortgage Backed Securities (NHA MBS) program.

Our commercial mortgage portfolio declined 8% with new origination volume more than offset by scheduled repayments and loan payouts, as fewer new lending opportunities met our risk-adjusted return expectations.

Our equipment financing and leasing portfolio increased 2%, as our origination volume has been dampened by high levels of market competition and lower demand through most of the previous year.

Real estate project loans decreased 4%, as a lower than usual volume of new project starts from top-tier borrowers was more than offset by payouts associated with project completions.

CWB 2024 Third Quarter Report	8

Management’s Discussion and Analysis

Oil and gas production loans were up $66 million primarily due to participation in syndicated facilities that remain within our risk appetite. Our exposures to oil and gas service and production businesses each represent approximately 2% of total loans.

Q3 2024 vs. Q2 2024

Growth in the quarter was led by our strategically targeted general commercial portfolio, which increased 2%, primarily in Alberta and British Columbia (BC).

Personal loans and mortgages declined 1% as new origination volumes were more than offset by scheduled paydowns and payouts and a decline in our participation in the NHA MBS program.

Our commercial mortgage portfolio declined 2%, as new lending opportunities that met our risk-adjusted return expectations were more than offset by scheduled repayments.

Our equipment financing and leasing portfolio increased 2%, primarily in Alberta.

Real estate project loans increased 3%, supported by new project starts from top-tier borrowers.

Oil and gas production loans were down $36 million as participation in syndicated facilities that remain within our risk appetite were more than offset by scheduled repayments.

Geographic diversification

		% of total as			Change from
(unaudited) (millions)	July 31 2024	at July 31 2024	April 30 2024	July 31 2023	July 31 2023

British Columbia	$12,273	33%	$12,181	$12,143	1%
Alberta	10,924	29	10,874	11,192	(2)
Ontario	9,317	25	9,379	9,395	(1)
Saskatchewan	1,579	4	1,519	1,543	2
Quebec	1,366	4	1,356	1,335	2
Manitoba	1,057	3	1,028	1,050	1
Other	924	2	837	737	25
Total loans outstanding(1)	$37,440	100%	$37,174	$37,395	-%

(1)	Total loans outstanding by geographic region exclude the allowance for credit losses.

Q3 2024 vs. Q3 2023

BC loans increased 1% compared to the prior year as strong growth in general commercial and real estate project loans were offset by a decline in commercial mortgages. Alberta loans declined 2% as growth in general commercial loans was more than offset by lower commercial mortgages and real estate project loans. Ontario loans decreased 1%, primarily due to lower commercial mortgages and general commercial loans, as new lending opportunities that met our risk-adjusted return expectations in the current economic environment, were more than offset by several large payouts. Ontario loans were also supported by an increase in lending volumes in our Markham, Mississauga and Toronto Financial district banking centres. The increase in remaining provinces primarily reflects growth in our general commercial portfolio.

Q3 2024 vs. Q2 2024

Loan growth of 1% in BC was driven primarily by real estate project loans and our strategically targeted general commercial portfolio. Growth in our other geographic region reflected an increase in our equipment financing portfolio, while strong general commercial loan growth drove a 4% increase in Saskatchewan. Ontario loans declined 1%, primarily due to a decline in our commercial mortgage portfolio and several large payouts in our general commercial loan portfolio this quarter, more than offset new lending opportunities that met our risk-adjusted return expectations. All other provinces remained relatively consistent with the prior quarter.

CWB 2024 Third Quarter Report	9

Management’s Discussion and Analysis

Credit Quality

Our credit performance this quarter was significantly impacted by elevated borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly on two impaired loans. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures. Supported by the secured nature of our lending portfolio, disciplined underwriting practices and proactive loan management, we expect our ongoing credit quality to trend back towards our normal historical performance.

Gross impaired loans

The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures. Gross impaired loans totaled $465 million, up from $282 million last year and $357 million last quarter.

	For the three months ended			Change from
(unaudited) (thousands)	July 31 2024	April 30 2024	July 31 2023	July 31 2023

Gross impaired loans, beginning of period	$357,268	$316,944	$252,713	41%
New formations	169,110	90,415	67,121	152
Reductions, impaired accounts paid down or returned to performing status	(45,761)	(37,978)	(30,089)	52
Write-offs	(15,639)	(12,113)	(7,697)	103
Total(1)	$464,978	$357,268	$282,048	65%

Balance of the ten largest impaired accounts	171,130	148,451	145,911	17%
Total number of accounts classified as impaired(2)	333	317	260	28
Gross impaired loans as a percentage of gross loans	1.24%	0.96%	0.75%	49	bp

(1)	Gross impaired loans include foreclosed assets held for sale with a carrying value of $5,645 (April 30, 2024 – $6,029; July 31, 2023– $ 3,755). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.

(2)	Total number of accounts excludes CWB National Leasing. bp – basis point

Gross impaired loans represented 1.24% of gross loans, up from 0.75% last year and up from 0.96% last quarter. The increase in gross impaired loans was driven by new formations of impaired loans of $170 million this quarter, reflecting the impact of sustained higher interest rates, overall economic conditions, and borrower specific circumstances unrelated to economic conditions for two individual exposures. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods continues to be an effective approach to minimize realized losses on the resolution of impaired loans. This is demonstrated by our history of low write-offs as a percentage of total loans, including through past periods of economic volatility.

Allowance for credit losses

As at July 31, 2024, the total allowance for credit losses (Stages 1, 2 and 3) was $231 million, compared to $179 million last year and $191 million last quarter. Further information related to our total allowance for credit losses is provided in Note 4 of the interim consolidated financial statements for the period ended July 31, 2024.

				Change from
(unaudited) (thousands)	July 31 2024	April 30 2024	July 31 2023	July 31 2023

Performing (Stage 1 and 2)
Loans	$132,531	131,613	$123,975	7%
Committed but undrawn credit exposures and letters of credit	4,167	3,030	5,054	(18)
	136,698	134,643	129,029	6
Impaired loans (Stage 3)	94,597	56,424	49,639	91
Total	$231,295	$191,067	$178,668	29%

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 at the end of the current quarter was 13%, consistent with last year and last quarter.

The performing loan allowance increased $8 million (6%) from the prior year and reflected higher borrower default rates. Compared to the prior quarter the performing loan allowance increased $2 million (2%), primarily reflecting a larger loan balance and higher default rates, partially offset by improvements in forecast macroeconomic conditions.

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Management’s Discussion and Analysis

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at July 31, 2024, those changes will be reflected in future periods.

In estimating the performing loan allowance, where required, we supplement our modeled ECL to reflect expert credit judgements. These expert credit judgements incorporate the estimated impacts of factors that are not fully captured through our modeled ECL.

Impaired loan allowance

The current period allowance for impaired loans (Stage 3) was $95 million, compared to $50 million last year and $56 million last quarter. To determine allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a case-by-case basis.

Provision for credit losses

The current quarter provision for credit losses on total loans as a percentage of average loans was 59 basis points, compared to 16 basis points last year and 26 basis points last quarter.

	For the three months ended			Change from		For the nine months ended		Change from
(unaudited) (as a % of average loans)	July 31 2024	April 30 2024	July 31 2023	July 31 2023		July 31 2024	July 31 2023	July 31 2023
Provision for (recovery of) credit losses
Performing loans	0.02%	0.02%	0.06%	(4	)bp	0.02%	0.03%	(1	)bp
Impaired loans	0.57	0.24	0.10	47		0.33	0.03	30
Total	0.59	0.26	0.16	43		0.35	0.06	29

Write-offs	0.17	0.13	0.08	9		0.16	0.08	8

bp – basis point

The impaired loan provision for credit losses in the third quarter was $53 million, compared to $10 million last year and $21 million last quarter. The current quarter impaired loan provision for credit losses represented 57 basis points as a percentage of average loans, reflecting increased borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly for two impaired loans this quarter. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures. On a year-to-date basis, the prior year’s impaired loan provision of three basis points was significantly below our normal historical experience primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter last year.

The performing loan provision for credit losses was $2 million compared to $5 million in the prior year and consistent with last quarter. For further details on the estimation of the performing loan allowance, see the Performing loan allowance section.

Deposits and Funding

Total deposits were down $0.3 billion from last year and up $0.6 billion from last quarter. Franchise deposits were consistent with last year and up 1% ($0.2 billion) from last quarter.

				Change from
(unaudited) (millions)	July 31 2024	April 30 2024	July 31 2023	July 31 2023
Deposits by source and type
Franchise deposits
Demand and notice	$13,350	$13,383	$14,360	(7)%
Term	7,678	7,480	6,595	16
	21,028	20,863	20,955	-
Broker term	8,818	8,797	8,821	-
Capital markets	3,557	3,146	3,896	(9)
Total deposits	$33,403	$32,806	$33,672	(1)%

Q3 2024 vs. Q3 2023

Franchise deposits were relatively consistent with the prior year as a 16% increase in term deposits was offset by a 7% decline in demand and notice deposits. Lower demand and notice deposits primarily reflected a reduction in existing customer account balances as clients deployed excess savings over the past year. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

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Management’s Discussion and Analysis

Capital market deposits decreased by 9% from last year as several senior deposit note maturities were replaced with broker-sourced term deposits due to lower relative costs at that time. Capital market deposits now represent 11% of total deposits, compared to 12% last year.

Broker-sourced deposits remained relatively consistent with the prior year and represent 26% of total deposits. While our preference is to raise relationship-based franchise deposits, the broker deposit market continues to be a deep and efficient source to raise insured fixed term retail deposits and has proven to be a reliable and effective way to access funding and liquidity over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost compared to other funding options. We raise only fixed term broker deposits, with terms to maturity between one and five years.

Q3 2024 vs. Q2 2024

Franchise deposits increased 1% sequentially, primarily driven by a 3% increase in term deposits. Demand and notice deposits remained relatively consistent with the prior quarter. Higher term deposits reflect an increase in both new and existing client balances.

Capital market deposits increased 13% from prior quarter and reflected capital market deposit issuance in the quarter at favourable pricing relative to broker deposits. Broker deposits now represent 26% of total deposits compared to 27% last quarter.

Securitization

Securitized leases, loans and mortgages are reported on-balance sheet with total loans. The gross amount of securitized leases and loans recorded on the balance sheet as at July 31, 2024 was $2.3 billion, compared to $2.2 billion last year and $2.1 billion last quarter. The gross amount of mortgages securitized under the National Housing Act Mortgage Backed Securities (NHA MBS) program was $1.2 billion down from $1.4 billion last year and $1.3 billion last quarter. Year-to-date funding from the securitization of leases, loans and mortgages was $796 million, down from $825 million last year.

Securitization funding of $3.2 billion, recorded as debt on our balance sheet, decreased 3% from last year and increased 2% from last quarter.

Other Assets and Other Liabilities

Other assets totaled $1.0 billion as at July 31, 2024, compared to $1.1 billion last year and are consistent with last quarter. The change from last year was primarily driven by lower accounts receivable balances.

Other liabilities totaled $1.0 billion as at July 31, 2024, compared to $1.1 billion last year and last quarter. The decrease from last year and last quarter primarily reflects a decrease in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes, partially offset by higher accounts payable balances.

Interest Rate Sensitivity

The following table outlines the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on our economic value of equity (EVE) and net interest income (NII). EVE reflects the present value of future cash flows of our assets less the present value of future cash flows of our liabilities on a pre-tax basis.

	July 31, 2024		April 30, 2024		July 31, 2023
	EVE	NII	EVE	NII	EVE	NII
Before-tax impact associated with:	Sensitivity	Sensitivity(1)	Sensitivity	Sensitivity(1)	Sensitivity	Sensitivity(1)
100 basis point increase in rates	$(106,617)	$(11,380)	$(85,295)	$(6,736)	$(38,118)	$8,696
100 basis point decrease in rates	$104,222	$9,783	$81,232	$5,025	$29,022	$(9,938)

(1)	Represents the 12-month NII exposure to an immediate and sustained shock in rates.

In addition, a one-percentage point increase in interest rates would decrease OCI by $152,409 (April 30, 2024 – $124,930, July 31, 2023 – $81,694), net of tax and a one-percentage point decrease in interest rates would increase OCI by $158,569 (April 30, 2024 – $129,928, July 31, 2023 – $84,877), net of tax.

The change in EVE and NII sensitivity primarily reflects hedging activity undertaken to manage changes in our deposit and funding profile over the quarter. Both economic value sensitivity and earnings sensitivity remained within limits established by the Board of Directors.

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Management’s Discussion and Analysis

The interest rate sensitivities are based on a number of assumptions and factors, which include: a constant structure in the interest sensitive asset and liability portfolios; interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount, except floor levels for various deposit liabilities and certain floating rate loans, and applied at the appropriate repricing dates; application of behavioural assumptions to indeterminate assets and liabilities; and no early redemptions.

The impact on earnings from changes in market interest rates will also depend on both the magnitude of and speed with which interest rates change, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies.

Note 12 of the interim consolidated financial statements for the period ended July 31, 2024, provides the static gap position at July 31, 2024 for select time intervals.

Off-Balance Sheet

Wealth management assets under management and administration of $9.3 billion as at July 31, 2024, increased 14% compared to last year and 6% compared to last quarter. Compared to last year and last quarter, the increase is primarily driven by a higher market value of underlying assets. Indigenous Services assets under advisement of $2.7 billion as at July 31, 2024, increased 17% compared to last year and 12% compared to last quarter and primarily reflected higher market value of underlying assets and new client acquisitions.

Other assets under administration totaled $17.3 billion at quarter end, up from $15.4 billion last year and down from $17.6 billion last quarter. The increase from last year reflects the combined impact of new and existing client growth in CWB Trust Services and an increase in the market value of underlying assets. The decrease from last quarter was primarily driven by the intentional departure of one retail-based CWB Trust Services client as we continue to focus on our institutional customers.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps.

Capital Management

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel III capital management framework. We currently report regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain of our credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% common equity Tier 1 (CET1), 8.5% Tier 1 and 10.5% Total capital.

Subordinated debentures

On June 11, 2024, we redeemed for cash all $250 million outstanding 3.668% Series F NVCC subordinated debentures. The debentures were redeemed for an aggregate amount of $255 million representing the principal amount plus accrued interest.

On January 29, 2024, we issued $250 million of NVCC subordinated debentures, which qualify as Tier 2 regulatory capital. The subordinated debentures have a fixed annual interest rate of 5.949% until January 29, 2029. Thereafter, the rate will be set quarterly at the daily Canadian Overnight Repo Rate (CORRA) plus 273 basis points until maturity on January 29, 2034. This issuance replaced the Series F NVCC subordinated debentures that we redeemed this quarter.

CWB 2024 Third Quarter Report	13

Management’s Discussion and Analysis

Further information is provided in Note 7 of the interim consolidated financial statements for the period ended July 31, 2024.

Regulatory Capital and Capital Adequacy Ratios

(unaudited) (millions)	July 31 2024	April 30 2024	July 31 2023
Regulatory capital
CET1 capital before deductions	$3,672	$3,623	$3,429
Net CET1 deductions	(335)	(334)	(330)
CET1 capital	3,337	3,289	3,099
Tier 1 capital	3,912	3,864	3,674
Total capital	4,571	4,771	4,326
Risk-weighted assets	$32,757	$32,714	$32,929
Capital adequacy ratios
CET1	10.2%	10.1%	9.4%
Tier 1	11.9	11.8	11.2
Total	14.0	14.6	13.1
Leverage	9.0	8.9	8.3

Changes in Capital Ratios

The CET1 capital ratio of 10.2% increased 80 basis points from last year and 10 basis points from last quarter. Compared to the prior year and prior quarter, the increase in CET1 capital ratio is primarily due to higher accumulated other comprehensive income associated with an increase in the fair value of debt securities measured at FVOCI, and retained earnings growth, all partially offset by risk-weighted asset growth.

The Tier 1 capital ratio of 11.9% increased 70 basis points from last year and 10 basis points from last quarter, primarily due to the proportional impact of the same factors noted above.

The Total capital ratio of 14.0% increased 90 basis points from last year and declined 60 basis points from last quarter. In comparison to last year, approximately 75 basis points of the increase was associated with the January 2024 issuance of $250 million NVCC subordinated debentures which qualifies as Tier 2 regulatory capital. In comparison to last quarter, approximately 75 basis point of the decrease was associated with the June 2024 redemption of $250 million Series F NVCC subordinated debentures.

ATM Program

No common shares were issued under the ATM program this fiscal year.

Our ATM program, which expired on July 1, 2024, allowed the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-form base shelf prospectus. Under the ATM program, we issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs.

	For the three months ended		For the nine months ended
(unaudited) (thousands, except share amounts)	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Common shares issued	-	-	-	1,834,595
Average price per share	$-	$-	$-	$24.53
Gross proceeds	-	-	-	44,998
Net proceeds(1)	-	-	-	44,253

(1)	Gross proceeds less sales commissions and other issuance costs.

CWB 2024 Third Quarter Report	14

Management’s Discussion and Analysis

Dividends and LRCN Distributions

Common shareholders received a quarterly cash dividend of $0.35 per common share on June 20, 2024. On August 29, 2024, our Board of Directors declared a cash dividend of $0.35 per common share, payable on September 26 to shareholders of record on September 12, 2024. This quarterly dividend is up two cents, or 6%, from the dividend declared last year and consistent with last quarter.

On May 1, 2024, we reset the annual dividend rate for Series 5 and Series 9 preferred shares to 6.371% and 7.761%, respectively. The new annual dividend rates reflect the five-year Government of Canada Bond Yield as at April 1, 2024 plus 276 basis points for Series 5 preferred shares and 404 basis points for Series 9 preferred shares. Consistent with the dividend paid to preferred shareholders on July 31, 2024, and consistent with the new effective quarterly dividend rates, the Board of Directors also declared cash dividends of $0.3981875 per Series 5 and $0.4781875 per Series 9 preferred shares, all payable on October 31, 2024 to shareholders of record on October 22, 2024

On July 31, 2024, Series 2 NVCC Limited Recourse Capital Notes (LRCN) note holders received a semi-annual coupon payment of $25 per $1,000 principal amount of notes outstanding (Q3 2023 – $25), reflecting a total coupon payment of $4 million (Q3 2023 – $4 million), recorded in common shareholders’ net income on an after tax basis. On April 30, 2024, Series 1 NVCC LRCN note holders received a semi-annual coupon payment of $30 per $1,000 principal amount of notes outstanding, reflecting a total payment of $5 million.

Further information related to our capital position is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 8 of the interim consolidated financial statements for the periods ended July 31, 2024.

Book Value per Common Share

Book value per common share as at July 31, 2024 of $38.52 was up 10% from last year and 4% from last quarter. The increase in both periods primarily reflects higher accumulated other comprehensive income related to derivatives designated as cash flow hedges and FVOCI securities and retained earnings growth.

Significant Changes in Accounting Policies and Financial Statement Presentation

The interim consolidated financial statements for the periods ended July 31, 2024, were prepared using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2023. Additional discussion on future accounting standards that may impact CWB are included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 2 of the interim consolidated financial statements for the periods ended July 31, 2024.

Controls and Procedures

There were no significant changes in our disclosure controls and procedures and internal controls over financial reporting that occurred during the periods ended July 31, 2024, that have materially affected, or are reasonably likely to materially affect, our disclosures of required information and internal controls over financial reporting. Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee’s recommendation, approved by the Board of Directors.

Third-party Credit Ratings

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating agency outlook.

	Short-term instruments	Long-term senior debt and long-term deposits	Subordinated debentures (NVCC)	Preferred shares (NVCC)	Limited recourse capital notes (NVCC)
Rating	R1 (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook/Status	Under review with positive implications

Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

CWB 2024 Third Quarter Report	15

Management’s Discussion and Analysis

Updated Share Information

At August 22, 2024, there were 96,687,387 common shares and 1,868,482 stock options outstanding. For additional information on share capital and stock options, see Notes 15 and 16 of the audited annual consolidated financial statements for the year ended October 31, 2023 and Notes 8 and 9 of the interim consolidated financial statements for the period ended July 31, 2024.

Dividend Reinvestment Plan

CWB common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.B; CWB.PR.D) are deemed eligible by CWB to participate in CWB’s dividend reinvestment plan (the Plan). The Plan provides holders of eligible shares of CWB the opportunity to direct cash dividends toward the purchase of CWB common shares. Further details for the Plan are available on CWB’s website.

Summary of Quarterly Financial Information

	2024			2023				2022
(thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$298,469	$285,922	$289,991	$291,763	$283,506	$264,414	$272,891	$279,838
Common shareholders’ net income	41,407	76,359	87,921	76,845	83,068	70,040	94,363	67,687
Pre-tax, pre-provision income	142,812	136,523	147,294	143,037	137,213	118,248	129,030	132,528
Earnings per common share
Basic	0.43	0.79	0.91	0.80	0.86	0.73	0.99	0.72
Diluted	0.43	0.79	0.91	0.80	0.86	0.73	0.99	0.72
Adjusted cash	0.60	0.81	0.93	0.94	0.88	0.74	1.02	0.88
Total assets ($ millions)	42,462	41,952	42,695	42,320	42,562	42,228	41,706	41,428

The financial results for each of the last eight quarters are summarized above. For additional details on variations between the prior quarters, refer to the Summary of Quarterly Results section of our annual MD&A for the years ended October 31, 2023 and 2022, and the individual quarterly reports to shareholders, which are available on SEDAR at www.sedarplus.ca and on our website at www.cwb.com.

CWB 2024 Third Quarter Report	16